POP STARZ RECORDS, INC.

[Stationary]

October 14, 2008

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549

Attention:

Re:	Pop Starz Records, Inc.

Item 4.01 Form 8-K

Filed: October 1, 2008

File No. 333-142907

Dear Sir/Madam:

Please be advised that with respect to the filing of the Company’s Amendment No. 1 to Form 8-K and those responses filed on behalf of the Company in a letter to the Commission dated October 14, 2008, please be advised that the Company understands and confirms that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michelle Tucker

Michelle Tucker